Quantumsphere Acquisition Corporation

1185 6th Avenue, Suite 304

New York, NY 10036

August 1, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Quantumsphere Acquisition Corporation

Registration Statement on Form S-1

File No. 333-287672

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Quantumsphere Acquisition Corporation, hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:15 p.m., Eastern Time, on August 5, 2025, or as soon as practicable thereafter.

Very truly yours,

Quantumsphere Acquisition Corporation

By:	/s/ Ping Zhang
Ping Zhang
Chief Executive Officer